[redacted]

08027943

SEC Mail Processing

FEB 29 2008

Washington, DC
111

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 48572

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western International Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 South Lake Avenue
(No. and Street)

Pasadena (City) California (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Bizub (720) 932-6723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

9171 Wilshire Blvd., 5th Floor (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/20/08

OATH OR AFFIRMATION

I, Donald M. Bizub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Interantional Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CRAIG R. WATANABE
Comm. # 1483473
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires APR 30, 2008

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN INTERNATIONAL SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

WESTERN INTERNATIONAL SECURITIES, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, PC
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
Western International Securities, Inc.

We have audited the accompanying statement of financial condition of Western International Securities, Inc. (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Western International Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 24, 2008

WESTERN INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash and cash equivalents	$	591,126
Commissions receivable		639,409
Due from registered representatives		99,145
Deposit at clearing broker		161,709
Securities owned, at market value		2,926,269
Securities owned, at fair value		22,500
Deferred taxes		18,000
Property and equipment, net		398,605
Deposits and other assets		202,425
	$	5,059,188
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Due to clearing broker	$	1,201,412
Commissions payable		750,385
Income taxes payable		407,205
Accounts payable and accrued expenses		365,764
Securities sold, not yet purchased, at market value		333,453
Obligations under capitalized leases		31,016
Total liabilities		3,089,235
Stockholder's equity		
Common stock, $0.01 par value, 250,000 shares authorized, 3,000 shares issued and outstanding		30
Additional paid-in capital		927,567
Retained earnings		1,042,356
Total stockholder's equity		1,969,953
	$	5,059,188

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Western International Securities, Inc. (the "Company") was incorporated in the state of Colorado in 1995 as a wholly owned subsidiary of Concept Brokerage Holding Corporation (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. The Company executes and clears its securities transactions on a fully disclosed basis with a clearing broker.

The Company is exempt from the computation of reserve requirements and information related to possession or control requirements pursuant to Rule 15c3-3 paragraph (k)(2)(ii).

Cash Equivalents

The Company considers its investment in short-term money market funds to be cash equivalents.

Valuation of Investments in Securities at Market and Fair Value

The Company values investments in securities that are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Other securities traded in the over-the-counter markets are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

The Company values investments in securities for which there is no ready market at fair value as determined by management. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Translation of Foreign Currency

Purchases and sales of investments, and income and expenses that are denominated in foreign currencies are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company does not isolate that portion of revenues arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in commission revenue in the statement of operations.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis.

Property and Equipment

Property and equipment, consisting of computer equipment, furniture and leasehold improvements, are recorded at cost and are depreciated using the straight-line method over their estimated useful lives.

1. Summary of significant accounting policies (continued)

Income Taxes

The Company files a consolidated income tax return with its Parent. The accompanying financial statement provide for income taxes as if the Company filed a separate return. Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Revenue Recognition

Commission income includes income from introducing trades, markup revenue from riskless principal trades, and "wrap" fee account revenues. Other income includes various fees and shared revenues associated with customer accounts, interest, realized and unrealized gains on Company proprietary trading accounts and activities and other items. Income from commissions on securities transactions is recorded on a settlement date basis.

2. Concentration of credit risk

In the normal course of business, the Company maintains cash balances that at times exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

3. Securities owned and securities sold short

Securities owned and securities sold short, at market value, consist of the following at December 31, 2007:

	Securities Owned	Securities sold, not yet purchased
U.S. government obligations	$ 10,800	$ 260,316
State and municipal obligations	2,607,173	29,776
Equity securities	50,709	-
Corporate bonds	257,587	43,361
	$ 2,926,269	$ 333,453

3. Securities owned and securities sold short (continued)

Securities owned, at fair value, consist of NASDAQ Trust Certificates with a fair value of $22,500 at December 31, 2007.

4. Property and equipment

Property and equipment consist of the following at December 31, 2007:

Furniture	$	381,125
Computer equipment		299,021
Leasehold improvements		111,947
		792,093
Less accumulated depreciation		(393,488)
Property and equipment, net	$	398,605

Depreciation expense for the year ended December 31, 2007 equaled $111,086.

Included in property and equipment is furniture acquired under capitalized leases with costs of $104,874, and accumulated depreciation of $68,779.

5. Capitalized leases

The Company leases furniture under leases that expire in 2008.

The following is a schedule by year of future minimum lease payments under capitalized leases, together with the present value of net minimum lease payments as of December 31, 2007:

Year ending December 31, 2008	$	31,147
Less amount representing interest		(1,685)
Present value of minimum lease payments	$	29,462

6. Commitments

The Company leases office space at its headquarters in Pasadena, California and other locations under non-cancellable operating leases expiring from 2008 to 2014. At December 31, 2007, the Company's future minimum rental commitment is as follows:

Year ending December 31,		
2008	$	502,582
2009		461,339
2010		461,677
2011		475,285
2012		445,795
Thereafter		778,997
	$	3,125,675

Total rental expense for the year ended December 31, 2007 was $755,880.

7. Off-balance-sheet risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, that the clearing broker may sustain from carrying securities transactions introduced by the Company, and to maintain certain minimum balances. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

8. Income taxes

The components of income taxes for the year ended December 31, 2007 are as follows:

Current		
Federal	$	552,000
State		128,000
		680,000
Deferred		
Federal		27,000
State		(9,000)
		18,000
Provision for income taxes	$	698,000

8. Income taxes (continued)

The following tabulation reconciles the federal statutory tax rate to the Company's effective rate:

	Amount	%
Federal statutory rate (approximate)	$ 573,000	34
State statutory rate (approximate)	125,000	7
Provision for income taxes	$ 698,000	41

The net deferred tax asset of approximately $18,000 is the result of timing differences between book and taxable income related mostly to depreciation expense and state income taxes. The Company has not recorded a valuation allowance against the net deferred tax asset.

9. Contingencies

The Company is involved in a legal action arising in the normal course of business. After taking into consideration legal counsel's evaluation of this action, management is of the opinion that their outcome will not have a significant effect on the Company's financial statements.

The Company is also involved in regulatory examinations by the Securities and Exchange Commission and FINRA. The examinations relate to several procedural and trading matters. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these examinations will not result in any significant adverse effect on the Company's financial statements. As of December 31, 2007, management has accrued an estimate of costs associated with these examinations and legal action.

10. Net capital requirement

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was $913,404, which was $722,650 in excess of its minimum net capital requirement of $190,754.

11. Subsequent events

Subsequent to year end, the Company executed an agreement with NRP Financial, Inc. (NRP), whereby the Company will acquire all of the rights under all contracts and agreements that NRP has with its brokerage and investment advisory accounts held at a broker. The Company made an initial advance payment of $125,000 toward the final acquisition price to be determined based on certain performance benchmarks.

END